# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Toppoint Holdings Inc., CIK 0001960847
CUSIP: 89078D101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1250 Kenas Road,, North Wales, Pennsylvania (PA), 19454
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0002017850
Persons authorized to receive notices and communications: John Feliciano III, c/o Toppoint Holdings Inc., 1250 Kenas Road, North, Wales, Pennsylvania (PA), 19454, 551-866-1320

## Reporting persons
- John Feliciano III (CIK 0002017850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") constitutes an exit filing for the reporting person as the reporting person owns less than five percent (5%) of the common stock of the Issuer.
  
  This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the reporting person with the U.S. Securities and Exchange Commission (the "SEC") on May 22, 2025 (together with this Amendment No. 1, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Toppoint Holdings Inc.
Address of issuer's principal executive offices: 1250 Kenas Road,, North Wales, Pennsylvania (PA), 19454

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer and the reporting person mutually agreed to cancel the option to purchase 1,150,000 shares of common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: On September 25, 2025, the Issuer and the reporting person entered into a cancellation agreement, pursuant to which the option originally granted to the reporting person to purchase 1,150,000 shares of common stock was cancelled, effective from September 25, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 25, 2025

## Signatures
- John Feliciano III: /s/ John Feliciano III, John Feliciano III (09/29/2025)